Exhibit 99.2

PRESS RELEASE

WiLAN Announces Filing of Form 40-F

OTTAWA, Canada – March 8, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that it has filed its Form 40-F with the U.S. Securities and Exchange Commission. A copy of the Form 40-F is available on the WiLAN website at www.wilan.com.

WiLAN shareholders may request a printed copy of the complete audited financial statements, free of charge by emailing WiLAN investor relations at ir@wilan.com or by regular mail at Investor Relations, Wi-LAN Inc., 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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